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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

VOLUNTARY ANNOUNCEMENT

THE PROPOSED INTERIM DIVIDEND OF THE COMPANY

This announcement is made by PetroChina Company Limited (the “Company”) on a voluntary basis to inform its shareholders and potential investors of the proposed interim dividend of the Company.

According to the articles of association of the Company: “Dividend shall be paid twice a year. The annual dividends of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorize the board of directors to decide on the interim dividends.” The resolution regarding the authorization to the board of directors of the Company (the “Board”) to determine the 2023 interim profit distribution scheme of the Company has been considered and approved in the annual general meeting of the Company for the year 2022. The Company proposes to declare an interim dividend and to submit such resolution at the Board meeting which will be convened in the last ten-day period of August 2023. The Company will fulfill relevant information disclosure obligations in a timely manner.

As the 2023 interim profit distribution scheme of the Company shall be considered and approved by the Board, investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board PetroChina Company Limited Company Secretary WANG Hua

Beijing, the PRC
10 August 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.